SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e) of the

Securities Exchange Act of 1934

Garden Fresh Restaurant Corp.

(Name of the Issuer)

Garden Fresh Restaurant Corp.

Michael P. Mack

Walter J. Carucci

Lloyd Fritzmeier

Kenneth J. Keane

R. Gregory Keller

David W. Qualls

(Names of Person(s) Filing Statement)

Common shares, $0.01 par value

(Title of Class of Securities)

365235100

(CUSIP Number of Class of Securities)

Robert A. Gunst and Michael P. Mack

Garden Fresh Restaurant Corp.

15822 Bernardo Center Drive, Suite A

San Diego, California 92127

(858) 675-1600

with copies to:

Cameron J. Rains	Scott N. Wolfe
Gray Cary Ware & Freidenrich LLP	Latham & Watkins LLP
4365 Executive Drive, Suite 1100	12636 High Bluff Drive, Suite 300
San Diego, CA 92121-2133	San Diego, CA 92130-2071
Telephone: (858) 677-1400	Telephone: (858) 523-5400

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$103,576,187.25	$8,379.31

(1)	The transaction value was based upon the sum of (a) the product of 5,833,959 common shares and the merger consideration of $16.35 per share and (b) the difference between (i) the product of the merger consideration of $16.35 per share and the 1,388,538 common shares subject to outstanding stock options of which the exercise price per share is less than the per share merger consideration and (ii) the product of the weighted average exercise price per share of such stock options and such 1,388,538 common shares.
(2)	In accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, the amount of the filing fee was determined by multiplying $0.00008090 by the amount of the transaction valuation calculated above.
☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,379.31

Form or Registration No.: Schedule 14A

Filing Party: Garden Fresh Restaurant Corp.

Date Filed: December 3, 2003

INTRODUCTION

This Amendment No. 3 (this “Amendment”) to the Transaction Statement on Schedule 13E-3 filed on December 3, 2003 (the “Original Schedule 13E-3” and, as amended by Amendment No. 1 thereto (“Amendment No. 1”), Amendment No. 2 thereto (“Amendment No. 2”) and this Amendment, this “Schedule 13E-3”) is being filed jointly by Garden Fresh Restaurant Corp., a Delaware corporation (“Garden Fresh”), and Michael P. Mack, Walter J. Carucci, Lloyd Fritzmeier, Kenneth J. Keane, R. Gregory Keller and David W. Qualls (together, the “Executive Officers”), in connection with the Amended and Restated Agreement and Plan of Merger dated as of September 29, 2003 (the “Merger Agreement”), by and among Garden Fresh, GF Holdings, Inc., a Delaware corporation (“GF Holdings”), and GFR Acquisition Company, a Delaware corporation and a wholly owned subsidiary of GF Holdings (“GF Subsidiary”). Garden Fresh and the Executive Officers are referred to herein as the “Filing Persons.” If the Merger Agreement is adopted and the Merger (as defined herein) is approved by Garden Fresh’s stockholders, GF Subsidiary will merge with and into Garden Fresh (the “Merger”), with Garden Fresh continuing as the surviving corporation. In the Merger, each outstanding share of Garden Fresh common stock, other than shares held by GF Holdings or GF Subsidiary, held in Garden Fresh’s treasury or held by stockholders who have perfected their appraisal rights under Delaware law, will be converted into the right to receive $16.35 per share in cash, without interest, less any applicable withholding taxes. In the Merger, each of the outstanding options to purchase shares granted to Garden Fresh employees and directors under Garden Fresh’s stock option plans will be cancelled. In exchange for such cancellation, option holders will receive with respect to each option a payment equal to the amount, if any, by which the per share Merger consideration of $16.35 exceeds the exercise price applicable to such option multiplied by the number of shares subject to the option.

The information contained in this Schedule 13E-3 and/or the related Preliminary Proxy Statement (as defined below) concerning Garden Fresh was supplied by Garden Fresh. The information contained in this Schedule 13E-3 and/or the related Preliminary Proxy Statement concerning each of the Filing Persons other than Garden Fresh (except for information relating to certain Filing Persons in their capacities as directors or officers of Garden Fresh) was supplied by each such Filing Person.

Concurrently with the filing of this Amendment, Garden Fresh is filing a further revised preliminary proxy statement superceding in its entirety the revised preliminary proxy statement referenced in Amendment No. 2 (such further revised preliminary proxy statement being referred to as the “Preliminary Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the definitive version of which the Garden Fresh board of directors will be soliciting proxies from stockholders of Garden Fresh in connection with the Merger. The information set forth in the Preliminary Proxy Statement, including all appendices thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the appendices thereto. As of the date hereof, the Preliminary Proxy Statement is subject to completion and amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Preliminary Proxy Statement.

Item 1. Summary Term Sheet.

Regulation M-A

Item 1001

The information set forth in the Preliminary Proxy Statement under the caption “Summary of Transaction” is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A

Item 1002

(a)	The information set forth in the Preliminary Proxy Statement under the caption “Summary of Transaction—Who Is Proposing The Merger?” is incorporated herein by reference. Garden Fresh is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction.

(b)	The class of equity securities that is the subject of the Rule 13e-3 transaction is Garden Fresh’s common stock, $0.01 par value. The information set forth in the Preliminary Proxy Statement under the caption “Summary of Transaction—Who Is Entitled To Vote On The Merger?” is incorporated herein by reference.

(c)	The information set forth in the Preliminary Proxy Statement under the caption “Comparative Market Price And Dividend Information” is incorporated herein by reference.

(d)	The information set forth in the Preliminary Proxy Statement under the caption “Comparative Market Price And Dividend Information” is incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the Preliminary Proxy Statement under the caption “Special Factors—Recent Related Party Transactions” is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

Regulation M-A

Item 1003

(a)-(c)	Garden Fresh

The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—Who Is Proposing The Merger?” and “Special Factors—Interests Of Our Directors And Executive Officers In The Proposed Merger” is incorporated herein by reference.

The Executive Officers

Set forth below are the (i) name, (ii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the past five years, and the name, principal business, and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the Executive Officers. Each Executive Officer is a United States citizen. Each Executive Officer’s business address is 15822 Bernardo Center Drive, Suite A, San Diego, California 92127, and each Executive Officer’s business telephone number is (858) 675-1600. During the past five years, none of the Executive Officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

Michael P. Mack has been Garden Fresh’s President and Chief Executive Officer since February 1994. Mr. Mack has been a director of Garden Fresh since 1984.

Walter J. Carucci joined Garden Fresh in July 2002 as Vice President of Development and Construction. From February 2000 to July 2002, Mr. Carucci served as an independent consultant in the fields of real estate, development and construction services to various retail and restaurant clients. In addition to his duties as a consultant, he was Director of Retail Real Estate for Stiles Corporation, a real estate development corporation with a principal place of business at 2 International Plaza, Suite 103, Nashville, Tennessee 37127. From November 1994 to February 2000, Mr. Carucci served as Vice President of Development for Al Copeland Investments, which invests in regional restaurant chains with a principal place of business at 1001 Harimaw Court South, Metairie, Louisiana 70001.

Lloyd J. Fritzmeier joined Garden Fresh in September 2002 as Executive Vice President of Marketing. In April 2003 he was appointed Chief Operating Officer. Prior to joining Garden Fresh, from 1991 to 2002, Mr. Fritzmeier served as President and Chief Executive Officer of Arby’s Franchise Association (AFA), which operates as the marketing arm for Arby’s domestic restaurants and has a principal place of business at 11 Piedmont Center, Atlanta, Georgia 30305.

Kenneth J. Keane has served as the Vice President of Human Resources since November 1998.

R. Gregory Keller joined Garden Fresh in June 1991 as Vice President of Operations.

David W. Qualls joined Garden Fresh in November 1985 as Chief Financial Officer and Secretary.

Directors of Garden Fresh

Set forth below are the (i) name, (ii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the past five years, and the name and principal business of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors of Garden Fresh except for Michael Mack, who is described above as an Executive Officer. Each such director of Garden Fresh is a United States citizen. Each such director’s business address is 15822 Bernardo Center Drive, Suite A, San Diego, California 92127, and each director’s business telephone number is (858) 675-1600. During the past five years, none of such directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

Edgar F. Berner joined Garden Fresh’s board of directors in 1996. Mr. Berner is a private investor.

Edward A. Blechschmidt joined Garden Fresh’s board of directors in April 2003. Mr. Blechschmidt was the chairman and chief executive officer of Gentiva Health Services, with a principal place of business at 3 Huntington Quadrangle, 2S, Melville, New York 11747-8943 from March 2000 until July 2002. Previously, he served as chief executive officer of Olsten Corporation, a global staffing services company with a principal place of business at 175 Broad Hollow Road, Melville, New York.

Robert A. Gunst joined Garden Fresh’s board of directors in 1996. Mr. Gunst currently is a private investor, but he had previously served as President and Chief Executive Officer of The Good Guys, Inc., with a principal place of business at 1600 Harbor Bay Parkway, Alameda, California 94502 (NASDAQ—GGUY) from 1993 to 1999.

Michael M. Minchin, Jr. joined Garden Fresh’s board of directors in November 1993. Mr. Minchin serves as President and Managing Director of the John Douglas French Alzheimer’s Research Foundation, with a principal place of business at 11620 Wilshire Blvd., Suite 270, Los Angeles,

California 90025, as well as an independent consultant to several publicly held restaurant chains and business-to-business start-ups.

David Nierenberg joined Garden Fresh’s board of directors in 2001. Mr. Nierenberg currently serves as President of Nierenberg Investment Management Company, with a principal place of business at 19605 NE 8th Street, Camas, Washington 98607.

John M. Robbins, Jr. joined Garden Fresh’s board of directors in 1996. Mr. Robbins currently serves as Chairman of the board of directors and CEO of American Residential Investment Trust, Inc., with a principal place of business at 10421 Wateridge Circle, Suite 250, San Diego, California 92121 (AMEX—INV).

Item 4. Terms of the Transaction.

Regulation M-A

Item 1004

(a	)(1)	Not applicable.

(a	)(2)(i)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction,” “Special Factors,” “The Special Meeting—Proposals To Be Voted On,” “The Proposed Merger” and “The Merger Agreement” is incorporated herein by reference.

(a	)(2)(ii)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—What Will I Receive In The Merger For My Shares?,” “The Special Meeting—Proposals To Be Voted On” and “The Proposed Merger—Structure Of The Merger; Consideration To Be Received By Our Stockholders” is incorporated herein by reference.

(a	)(2)(iii)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—Why Is The Garden Fresh Board Of Directors Recommending The Merger?,” “Special Factors—Purpose And Structure Of The Merger,” “Special Factors—Recommendation Of Our Special Committee And Our Board Of Directors; Fairness Of The Merger,” “Special Factors—The Position Of The Executive Officers As To The Fairness Of The Merger,” and “Special Factors—Reasons Of The Executive Officers” is incorporated herein by reference.

(a	)(2)(iv)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—What Stockholder Vote Is Required To Approve The Merger?” and “The Special Meeting—Vote Required For Approval” is incorporated herein by reference.

(a	)(2)(v)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—Do Any Of Garden Fresh’s Directors or Executive Officers Have An Interest In The Merger?,” “Special Factors—Interests Of Our Directors And Executive Officers In The Proposed Merger” and “Special Factors—Effects Of The Merger; Plans Or Proposals For Garden Fresh” is incorporated herein by reference.

(a	)(2)(vi)	Not applicable.

(a	)(2)(vii)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—What Will Be The Federal Income Tax Consequences Of The Merger To The Holders Of Shares?” and “Special Factors—Material United States Federal Income Tax Consequences Of The Merger” is incorporated herein by reference.

(c	)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—Do Any Of Garden Fresh’s Directors Or Executive Officers Have An Interest In The Merger?,” “Special Factors—Interests Of Our Directors And Executive Officers In The Proposed Merger,” “Special Factors—Effects Of The Merger; Plans Or Proposals For Garden Fresh,” “The Merger Agreement—Employee Matters” and “The Merger Agreement—Directors and Officers Insurance” is incorporated herein by reference.

(d	)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—Are Stockholders Entitled To Appraisal Rights In Connection With The Merger?” and “The Proposed Merger—Appraisal Rights” is incorporated herein by reference.

(e	)	The information set forth in the Preliminary Proxy Statement under the captions “Special Factors—The Position Of The Executive Officers As To The Fairness Of The Merger” and “Special Factors—Provisions For Unaffiliated Security Holders.”

(f	)	Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A

Item 1005

(a	)(1)-(2)	The information set forth in the Preliminary Proxy Statement under the caption “Special Factors—Related Party Transactions” is incorporated herein by reference.

(b	)-(c)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—Do Any Of Garden Fresh’s Directors Or Executive Officers Have An Interest In The Merger?,” “Special Factors—Purpose And Structure Of The Merger,” “Special Factors—Background Of The Merger” and “Special Factors—Interests Of Our Directors And Executive Officers In The Proposed Merger” is incorporated herein by reference.

(e	)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—Do Any Of Garden Fresh’s Directors Or Executive Officers Have An Interest In The Merger?,” “Special Factors—Interests Of Our Directors And Executive Officers In The Proposed Merger,” “The Proposed Merger,” “The Merger Agreement,” and “Principal Stockholders” is incorporated herein by reference. The information set forth in Exhibit (d)(1) below is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A

Item 1006

(b	)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—What Will Happen To Garden Fresh In The Merger?,” “Special Factors—Effects Of The Merger; Plans Or Proposals For Garden Fresh” and “The Proposed Merger—Structure Of The Merger; Consideration To Be Received By Our Stockholders” is incorporated herein by reference.

(c	)(1)-(8)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction,” “Special Factors—Purpose And Structure Of The Merger,” “Special Factors—Background Of The Merger,” “Special Factors—Interest Of Our Directors And Executive Officers In The Proposed Merger,” “Special Factors—Effects Of The Merger; Plans Or Proposals For Garden Fresh,” “The Proposed Merger—Structure Of The Merger; Consideration To Be Received By Our Stockholders” and “The Merger Agreement” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A

Item 1013

(a)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—Why Is The Garden Fresh Board Of Directors Recommending The Merger?,” “Special Factors—Purpose And Structure Of The Merger,” “Special Factors—Recommendation Of Our Special Committee And Our Board Of Directors; Fairness Of The Merger,” “Special Factors—Effects Of The Merger; Plans Or Proposals For Garden Fresh,” “Special Factors—The Position of the Executive Officers As To The Fairness Of The Merger,” “Special Factors—Reasons Of The Executive Officers” and “The Proposed Merger—Structure Of The Merger; Consideration To Be Received By Our Stockholders” is incorporated herein by reference.

(b)	The information set forth in the Preliminary Proxy Statement under the captions “Special Factors—Purpose And Structure Of The Merger,” “Special Factors—Background Of The Merger” and “Special Factors—Recommendation Of Our Special Committee And Our Board Of Directors; Fairness Of The Merger” is incorporated herein by reference.

(c)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—Why Is The Garden Fresh Board Of Directors Recommending The Merger?,” “Special Factors—Purpose And Structure Of The Merger,” “Special Factors—Background Of The Merger,” “Special Factors—Recommendation Of Our Special Committee And Our Board Of Directors; Fairness Of The Merger,” “Special Factors—The Position Of The Executive Officers As To The Fairness Of The Merger,” and “Special Factors—Reasons Of The Executive Officers” is incorporated herein by reference.

(d)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction,” “Special Factors—Purpose And Structure Of The Merger,” “Special Factors—Recommendation Of Our Special Committee And Our Board Of Directors; Fairness Of The Merger,” “Special Factors—Interests Of Our Directors And Executive Officers In The Proposed Merger,” “Special Factors—Effects Of The Merger; Plans Or Proposals For Garden Fresh,” “Special Factors—Material United States Federal Income Tax Consequences Of The Merger,” “The Proposed Merger—Structure Of The Merger; Consideration To Be Received By Our Stockholders,” “The Proposed Merger—Payment Of Merger Consideration And Surrender Of Share Certificates” and “The Proposed Merger—Appraisal Rights” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Regulation M-A

Item 1014

(a)-(b)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—Why Is The Garden Fresh Board Of Directors Recommending The Merger?,” “Summary of Transaction—What Does Garden Fresh’s Board Of Directors Think Of The Merger?,” “Summary of Transaction—What Do Garden Fresh’s Executive Officers Think Of The Merger?,” “Special Factors—Recommendation Of Our Special Committee And Our Board Of Directors; Fairness Of The Merger,” “Special Factors—Opinion Of Our Financial Advisor,” “Special Factors—The Position Of The Executive Officers As To The Fairness Of The Merger,” “Special Factors—Reasons Of The Executive Officers,” “Special Factors—Provisions For Unaffiliated Security Holders” and “The Special Meeting—Recommendation Of Our Board Of Directors,” is incorporated herein by reference.

(c)	The information set forth in the Preliminary Proxy Statement under the caption “Summary of Transaction—What Stockholder Vote Is Required To Approve The Merger?” and “The Special Meeting—Vote Required For Approval” is incorporated herein by reference.

(d	)	The information set forth in the Preliminary Proxy Statement under the captions “Special Factors—Recommendation Of Our Special Committee And Our Board Of Directors; Fairness Of The Merger” and “Special Factors—Provisions For Unaffiliated Security Holders” is incorporated herein by reference.

(e	)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—What Does Garden Fresh’s Board Of Directors Think Of The Merger?” and “Special Factors—Recommendation Of Our Special Committee And Our Board Of Directors; Fairness Of The Merger” is incorporated herein by reference.

(f	)	The information set forth in the Preliminary Proxy Statement under the captions “Special Factors—Background Of The Merger” and “Special Factors—Recommendation Of Our Special Committee And Our Board Of Directors; Fairness Of The Merger” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Regulation M-A

Item 1015

(a)-(c)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of
Transaction—Has Garden Fresh Received The Opinion Of A Financial Advisor As To The Fairness
Of The Merger From A Financial Point Of View?,” “Special Factors—Recommendation Of Our
Special Committee And Our Board Of Directors; Fairness Of The Merger,” “Special Factors—
Opinion Of Our Financial Advisor” and “Special Factors—Fees And Expenses Of The Merger” is
incorporated herein by reference. The full text of the written opinion of SG Cowen Securities
Corporation, dated September 29, 2003, is attached to the Preliminary Proxy Statement as Appendix
B and is incorporated herein by reference. The written materials presented by SG Cowen Securities
Corporation to the Garden Fresh board of directors on July 2, 2003 (as redacted in connection with a request for confidential treatment of certain information contained therein), and to the special committee and the board of directors on September 29, 2003 are set forth as Exhibits (c)(2) and
(c)(8) hereto, respectively, and are incorporated herein by reference. The written materials presented by SG Cowen Securities Corporation to the special committee of the Garden Fresh board of directors on July 30, 2003, August 18, 2003, August 19, 2003, August 22, 2003 and September 25, 2003 (in
each case, as redacted in connection with a request for confidential treatment of certain information contained therein) are set forth as Exhibits (c)(3) through (c)(7) hereto, respectively, and are incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A

Item 1007

(a)-(d)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of
Transaction—Is The Merger Conditioned On The Receipt Of Financing?,” “Special Factors—
Financing Of The Merger,” “Special Factors—Fees And Expenses Of The Merger,” and “The
Proposed Merger—Conditions To The Merger” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

Regulation M-A

Item 1008

(a)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—Do Any Of Garden Fresh’s Directors Or Executive Officers Have An Interest In The Merger?,” “Special Factors—Interests Of Our Directors And Executive Officers In The Proposed Merger,” “The Special Meeting—Vote Required For Approval” and “Principal Stockholders” is incorporated herein by reference.

(b)(1)-(5)	The information set forth in the Preliminary Proxy Statement under the caption “Special Factors—Related Party Transactions” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Regulation M-A

Item 1012

(d)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—What Stockholder Vote Is Required To Approve The Merger?,” “Special Factors—Interests Of Our Directors And Executive Officers In The Proposed Merger” and “Special Meeting—Vote Required For Approval” is incorporated herein by reference.

(e)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—What Does Garden Fresh’s Board Of Directors Think Of The Merger?,” “Special Factors—Recommendation Of Our Special Committee And Our Board Of Directors; Fairness Of The Merger,” “Special Factors—Interests Of Our Directors And Executive Officers In The Proposed Merger,” “Special Factors—The Position Of The Executive Officers As To The Fairness Of The Merger,” “Special Factors—Reasons Of The Executive Officers” and “Special Meeting—Recommendation Of Our Board Of Directors” is incorporated herein by reference.

Item 13. Financial Statements.

Regulation M-A

Item 1010

(a)	The information set forth in the Preliminary Proxy Statement under the caption “Selected Historical Financial Information” is incorporated herein by reference. The full text of Garden Fresh’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003 is attached to the Preliminary Proxy Statement as Appendix C and is incorporated herein by reference.

(b)	Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A

Item 1009

(a)-(b)	The information set forth in the Preliminary Proxy Statement under the captions “Summary of Transaction—To Whom Should I Direct Questions About The Special Meeting Or The Merger?,” “Special Factors—Financing Of The Merger,” “Special Factors—Fees And Expenses Of The Merger” and “The Special Meeting—Solicitation Of Proxies” is incorporated herein by reference.

Item 15. Additional Information.

Regulation M-A

Item 1011

(b)	The information set forth in the Preliminary Proxy Statement and appendices thereto is incorporated herein by reference.

Item 16. Exhibits.

Regulation M-A

Item 1016

(a)(1)*	Preliminary proxy statement of Garden Fresh Restaurant Corp., filed with the SEC on Schedule 14A on December 3, 2003 (superceded in its entirety by exhibit (a)(16) hereto).

(a)(2)*	Preliminary form of Proxy Card, filed with the SEC together with the preliminary proxy statement on Schedule 14A on December 3, 2003 (superceded in its entirety by exhibit (a)(19)).

(a)(3)*	Preliminary form of Memorandum to Holders of Garden Fresh Stock Options, filed with the SEC together with the Preliminary Proxy Statement on Schedule 14A on December 3, 2003.

(a)(4)*	Press Release, dated September 30, 2003 (included as Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on October 1, 2003, and included in Schedule 14A filed with the SEC on September 30, 2003).

(a)(5)*	Schedule 14A Information filed under Rule 14a-12 with the SEC on September 30, 2003, including Memorandum to Employees.

(a)(6)*	Schedule 14A Information filed under Rule 14a-12 with the SEC on October 1, 2003, including Employee Q&As.

(a)(7)*	Schedule 14A Information filed under Rule 14a-12 with the SEC on October 1, 2003, including Form 8-K filed with the SEC on October 1, 2003.

(a)(8)*	Press Release, dated November 25, 2003 (included as Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on November 25, 2003, and included in Schedule 14A Information filed with the SEC on November 25, 2003).

(a)(9)*	Press Release, dated November 25, 2003 (included as Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on November 25, 2003, and included in Schedule 14A filed with the SEC on November 25, 2003).

(a)(10)*	Schedule 14A Information filed under Rule 14a-12 with the SEC on November 25, 2003, including Form 8-K filed with the SEC on November 25, 2003.

(a)(11)*	Schedule 14A Information filed under Rule 14a-12 with the SEC on November 25, 2003, including Form 8-K filed with the SEC on November 25, 2003.

(a)(12)*	Schedule 14A Information filed under Rule 14a-12 with the SEC on November 25, 2003, including Memorandum to Employees.

(a)(13)*	Schedule 14A Information filed under Rule 14a-12 with the SEC on November 26, 2003, including transcript of earnings conference call that occurred on November 25, 2003.

(a)(14)*	Schedule 14A Information filed under Rule 14a-12 with the SEC on December 16, 2003, including a press release dated December 16, 2003, and related financing commitment letters.

(a)(15)*	Schedule 14A Information filed under Rule 14a-12 with the SEC on December 16, 2003, including Memorandum to Employees.

(a)(16)*	Preliminary proxy statement of Garden Fresh Restaurant Corp., filed with the SEC on Schedule 14A on December 22, 2003 (superceding in its entirety exhibit (a)(1), and superceded in its entirety by exhibit (a)(17)).

(a)(17)*	Preliminary proxy statement of Garden Fresh Restaurant Corp., filed with the SEC on Schedule 14A on January 13, 2004 (superceding in its entirety exhibit (a)(16), and superceded in its entirety by exhibit (a)(18)).

(a)(18)*	Preliminary Proxy Statement of Garden Fresh Restaurant Corp., filed with the SEC on Schedule 14A on February 2, 2004 (superceding in its entirety exhibit (a)(17)).

(a)(19)*	Preliminary form of Proxy Card, filed with the SEC together with the Preliminary Proxy Statement (superceding in its entirety exhibit (a)(2)).

(b)(1)*	Commitment Letter, dated September 23, 2003, issued by CNL Restaurant Capital, LP, to Fairmont Capital, Inc. (included in the Original Schedule 13E-3 and superceded in its entirety by exhibit (b)(5) hereto).

(b)(2)*	Senior Credit Facilities Commitment Letter, dated September 24, 2003, by and among Fleet Securities, Inc., Fleet National Bank and Fairmont Capital, Inc. (included in the Original Schedule 13E-3 and superceded in its entirety by exhibit (b)(3) hereto).

(b)(3)*	Senior Credit Facilities Commitment Letter, dated December 15, 2003, by and among Fleet Securities, Inc., Fleet National Bank and GF Holdings, Inc. (included in Schedule 14A Information filed with the SEC on December 16, 2003 and superceding in its entirety exhibit (b)(2)).

(b)(4)*	Commitment Letter, dated December 15, 2003, by and between The Northwestern Mutual Life Insurance Company and GF Holdings, Inc. (included in Schedule 14A Information filed with the SEC on December 16, 2003).

(b)(5)*	Commitment Letter, dated December 15, 2003, by and between CNL Restaurant Capital, LP and GF Holdings, Inc. (included in Schedule 14A Information filed with the SEC on December 16, 2003 and superceding in its entirety exhibit (b)(1)).

(b)(6)*	Equity Commitment Letter, dated December 15, 2003, by and between Centre Partners Management LLC and Fairmont Capital, Inc. (included in Schedule 14A Information filed with the SEC on December 16, 2003).

(c)(1)*	Fairness Opinion of SG Cowen Securities Corporation (SG Cowen), dated September 29, 2003 (included as Appendix B to the Preliminary Proxy Statement).

(c)(2)†	Written materials of SG Cowen presented to the Board of Directors of Garden Fresh Restaurant Corp. on July 2, 2003 (this exhibit was originally included in the Original Schedule 13E-3 but is being refiled to comply with SEC comments to the confidential treatment request applicable to this exhibit).

(c)(3)†	Written materials of SG Cowen presented to the Special Committee of the Board of Directors of Garden Fresh Restaurant Corp. on July 30, 2003 (this exhibit was originally included in the Original Schedule 13E-3 but is being refiled to comply with SEC comments to the confidential treatment request applicable to this exhibit).

(c)(4)†	Written materials of SG Cowen presented to the Special Committee of the Board of Directors of Garden Fresh Restaurant Corp. on August 18, 2003 (this exhibit was originally included in the Original Schedule 13E-3 but is being refiled to comply with SEC comments to the confidential treatment request applicable to this exhibit).

(c)(5)†	Written materials of SG Cowen presented to the Special Committee of the Board of Directors of Garden Fresh Restaurant Corp. on August 19, 2003 (this exhibit was originally included in the Original Schedule 13E-3 but is being refiled to comply with SEC comments to the confidential treatment request applicable to this exhibit).

(c)(6)†	Written materials of SG Cowen presented to the Special Committee of the Board of Directors of Garden Fresh Restaurant Corp. on August 22, 2003 (this exhibit was originally included in the Original Schedule 13E-3 but is being refiled to comply with SEC comments to the confidential treatment request applicable to this exhibit).

(c)(7)*†	Written materials of SG Cowen presented to the Special Committee of the Board of Directors of Garden Fresh Restaurant Corp. on September 25, 2003, included in the Original Schedule 13E-3.

(c)(8)*	Written materials of SG Cowen presented to the Special Committee of the Board of Directors, and to the Board of Directors, of Garden Fresh Restaurant Corp. on September 29, 2003, included in the Original Schedule 13E-3.

(c)(9)†	Written materials of SG Cowen presented to the Board of Directors of Garden Fresh Restaurant Corp. on April 28, 2003.

(d)(1)*	The Agreement and Plan of Merger, dated as of September 29, 2003, by and among Garden Fresh Restaurant Corp., GF Holdings, Inc. and GFR Acquisition Company (included in Appendix A to the preliminary proxy statement filed on January 13, 2004, and superceded in its entirety by exhibit (d)(3)).

(d)(2)*	Amendment to Agreement and Plan of Merger, dated as of November 21, 2003, by and among Garden Fresh Restaurant Corp., GF Holdings, Inc. and GFR Acquisition Company (included in Appendix A to the preliminary proxy statement filed on January 13, 2004, and superceded in its entirety by exhibit (d)(3)).

(d)(3)*	Amended and Restated Agreement and Plan of Merger, dated as of September 29, 2003, by and among Garden Fresh Restaurant Corp., GF Holdings, Inc. and GFR Acquisition Company (included as Appendix A to the Preliminary Proxy Statement, superceding in their entirety exhibits (d)(1) and (d)(2)).

(f)*	Section 262 of the Delaware General Corporation Law (included as Appendix D to the Preliminary Proxy Statement).

(g)	Not applicable.

*	Incorporated by reference from the identified prior SEC filing of Garden Fresh.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Schedule 13E-3 and have been submitted separately to the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that as of this day, February 2, 2004 the information set forth in this statement is true, complete and correct.

GARDEN FRESH RESTAURANT CORP.

By:	/s/ ROBERT A. GUNST

Name:	Robert A. Gunst
Title:	Chairman of the Board of Directors

EXECUTIVE OFFICERS

By:	/s/ MICHAEL P. MACK

Michael P. Mack

By:	/s/ WALTER J. CARUCCI

Walter J. Carucci

By:	/s/ LLOYD J. FRITZMEIER

Lloyd J. Fritzmeier

By:	/s/ KENNETH J. KEANE

Kenneth J. Keane

By:	/s/ R. GREGORY KELLER

R. Gregory Keller

By:	/s/ DAVID W. QUALLS

David W. Qualls